Global Crossing Completes Acquisition of Impsat

•	Impsat adds extensive IP-based intercity network, 15 metropolitan networks and 15 advanced hosting centers to Global Crossing’s growing Latin American operations.

•	José Antonio Ríos appointed chairman of Global Crossing Latin America.

•	Hector Alonso named managing director.

FOR IMMEDIATE RELEASE: THURSDAY, MAY 10, 2007

Florham Park, N.J. and Buenos Aires, Argentina — Global Crossing Limited (NASDAQ: GLBC) (Global Crossing), a leading global IP solutions provider, today announced that it has completed its acquisition of IMPSAT Fiber Networks, Inc. (Impsat), a leading provider of integrated broadband data, Internet, voice telecommunications and advanced hosting. Global Crossing has secured all regulatory approvals, satisfied closing conditions and anticipates a seamless integration of Impsat into its business.

Global Crossing acquired the Latin American telecommunications company for a total transaction value of approximately $347 million, comprised of approximately $95 million in equity, $26 million of assumed indebtedness and repayment of $226 million of indebtedness. A portion of the funds used to consummate the merger were financed from the proceeds of an offering of 9.875-percent senior notes due 2017 by GC Impsat Holdings I Plc, a subsidiary of Global Crossing. Global Crossing used approximately $160 million in cash to fund the remainder of the transaction and associated costs, and no capital stock was issued in conjunction with the acquisition.

“The acquisition of Impsat further strengthens our position as both a regional and global leader in delivering the next-generation IP communication solutions to enterprises and carriers,” said John Legere, Global Crossing’s chief executive officer. “With our newly expanded operations and the combined companies’ deep bench of knowledgeable salespeople and dedicated support staff, Global Crossing is well positioned to be the communications provider of choice for enterprises and carriers doing business in, or with, Latin America.”

The acquisition of Impsat underscores Global Crossing’s position as a leading independent provider of global telecommunications services. While adding depth and breadth to Global Crossing’s network and service offering in Latin America, the acquisition globalizes Impsat’s regional network and provides customers with enhanced converged IP products and services. Global Crossing customers will benefit from an expanded, robust end-to-end service portfolio in the region, as Global Crossing will incorporate many of Impsat’s products and services into its own offerings, available to customers around the world.

Today Global Crossing also announced the appointment of José Antonio Ríos, the company’s international president, as chairman of the board of directors of Global Crossing’s Latin American business. Hector Alonso, who will also serve on the board, was named managing director for the region. Mr. Alonso, who has an extensive telecom background, served as the chief financial officer of Impsat for the past seven years. In addition to Mr. Ríos and Mr. Alonso, the board of Global Crossing Latin America will be comprised of several members of Global Crossing’s leadership team, including David Carey, Jean Mandeville, John McShane and Dan Wagner.

“The global reach and world-class services now available to customers through Global Crossing’s network will enhance the competitive positioning of businesses across Latin America,” commented José Antonio Ríos. “With Hector’s strong leadership, our Latin American business is well positioned to leverage the benefits of our expanded service offerings and more extensive reach for both longstanding and new customers.”

Global Crossing and Impsat have had a commercial relationship since 2000, when Global Crossing selected Impsat as one of its providers of Point of Presence (PoP) facilities for Global Crossing’s Latin American network, known as South American Crossing. Impsat has also been a customer of Global Crossing in Latin America since 2000.

“Thanks to the long-standing working relationship between Impsat and Global Crossing, we’re confident that the integration of our business operations and networks will be seamless for customers,” said Hector Alonso. “Our expanded regional presence offers an unbeatable combination of local support and expertise, backed by an IP network with global scope and leading-edge capabilities.”

As Global Crossing’s second significant acquisition in the past six months, Impsat, like Fibernet in the UK, will accelerate the company’s strategy to provide converged IP services to enterprises and carriers globally. As a leading Latin American provider of IP, hosting and value-added data solutions, Impsat adds more than 4,000 customers to Global Crossing’s ranks. Impsat is known for its world-class sales and customer care team with a local presence in seven Latin American countries. Impsat’s extensive IP-based intercity network, 15 metropolitan networks and 15 advanced hosting centers will provide greater breadth of services and coverage to Global Crossing’s Latin American operations. Full integration is expected to be completed within twelve to eighteen months.

In addition, on May 9, 2007, Impsat completed its previously announced tender offer for its Series A 6-percent senior guaranteed convertible notes due 2011 (the “Series A Notes”) and its Series B 6-percent senior guaranteed convertible notes due 2011 (the “Series B Notes” and, together with the Series A Notes, the “Notes”), pursuant to its Offer to Purchase and Consent Solicitation Statement, dated January 29, 2007. The tender offer expired at 5:00 p.m. EDT, on May 9, 2007.

Today, May 10, 2007, Impsat is accepting for payment all validly tendered Notes, consisting of $92 million in aggregate principal amount at maturity of Notes, representing approximately 99 percent of the outstanding Notes. The supplemental indentures executed in connection with the merger become operative May 10, 2007.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 300 cities in 29 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of managed data, voice and security products, to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first — and remains the only — global communications provider with IPv6 natively deployed in both its private and public backbone networks.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

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This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: Failure to achieve expected synergies or operating results resulting from the acquisitions of Fibernet or Impsat; Global Crossing’s history of substantial operating losses and the fact that, in the near term, funds from operations will not satisfy cash requirements; legal and contractual restrictions on the inter-company transfer of funds by the company’s subsidiaries; the company’s ability to continue to connect its network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms; the consequences of any inadvertent violation of the company’s Network Security Agreement with the U.S. Government; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; political, legal and other risks due to the company’s substantial international operations; potential weaknesses in internal controls of acquired businesses, and difficulties in integrating internal controls of those businesses with the company’s own internal controls; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; exposure to contingent liabilities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contacts

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Kendra Langlie

Latin America

+ 1 305 808 5912

LatAmPR@globalcrossing.com

Analysts/Investors Contact

Laurinda Pang

+ 1 800 836 0342

glbc@globalcrossing.com

Antonio Suarez

+ 1 973 937 0233

glbc@globalcrossing.com

IR/PR1